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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              THE MEXICO FUND, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    592835102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Andrew Pegge                          Jeffry S. Hoffman
Laxey Partners Limited                Swidler Berlin Shereff Friedman, LLP
Stanley House                         The Chrysler Building
7-9 Market Hill                       405 Lexington Avenue
Douglas                               New York, NY  10174
Isle of Man IM1 2BF                   (212) 891-9260
011 44 1624 629365
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 21, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
-------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO
-------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [x]
                                                                                                          (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
-------------------------------------------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           CAYMAN ISLANDS
---------- ---------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of      ------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              1,250,900 SHARES
     Owned by       ------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person        ------------------------------------------------------------------------------------------------
        with         10)     Shared Dispositive Power
                             1,250,900 SHARES
--------------------------------------------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           1,250,900 SHARES
--------------------------------------------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------------------------------------------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           2.8%
--------------------------------------------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
--------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS LIMITED
          NO I.R.S. IDENTIFICATION NO.
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                 [ ]

---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
--------- -----------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         ------------------------------------------------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                1,192,960 SHARES
       Each          ------------------------------------------------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With         ------------------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             1,192,960 SHARES
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,192,960 SHARES
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          2.6%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
---------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY PARTNERS LIMITED
          NO I.R.S. IDENTIFICATION NO.
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          ISLE OF MAN
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         ------------------------------------------------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                2,676,650 SHARES
       Each          ------------------------------------------------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With         ------------------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             2,676,650 SHARES
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          2,676,650 shares
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)         [ ]

---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          5.9%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
---------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          COLIN KINGSNORTH
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         ------------------------------------------------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                2,676,650 SHARES
       Each          ------------------------------------------------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With         ------------------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             2,676,650 SHARES
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          2,676,650 SHARES
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)             [ ]

---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          5.9%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          ANDREW PEGGE
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)            [ ]

---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         ------------------------------------------------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                2,676,650 SHARES
       Each          ------------------------------------------------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With         ------------------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             2,676,650 SHARES
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          2,676,650 SHARES
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          5.9%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

This Amendment No. 3 to the Statement on Schedule 13D amends and supplements Items 3, 4, 5 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 1, 2001 and amended by Amendment No. 1 on October 25, 2001, and Amendment No. 2 on November 9, 2001 (collectively, the "Schedule 13D") by Laxey Partners Limited ("Laxey"), The Value Catalyst Fund Limited ("Catalyst"), Laxey Investors Limited ("LIL"), Colin Kingsnorth ("Kingsnorth") and Andrew Pegge ("Pegge", collectively with Laxey, Catalyst, LIL and Kingsnorth, the "Reporting Persons"), with respect to the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of The Mexico Fund, Inc. (the "Fund").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

Item 3 is hereby amended and restated in its entirety to read as follows:

The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from Catalyst's, LIL's and Laxey's investment capital and funds provided by one or more discretionary accounts managed for an unaffiliated third parties (the "Accounts"). The aggregate amount of the funds used to purchase all of the shares purchased by Catalyst, LIL, the Accounts and Laxey is $21,250,980, $21,378,919, $3,828,606 and $2,507, respectively.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

Item 4 is hereby amended to add the following information:

On December 21, 2001, LIL sent a letter to the Fund to provide notice of its intent to present a shareholder proposal at the next meeting of stockholders in accordance with Section 10(a) of the Fund's Bylaws to terminate the Investment Advisory and Management Agreement between the Fund and Impulsora del Fondo Mexico, S.A. de C.V. within sixty (60) days after the 2002 Annual Meeting of the Stockholders. In addition, on December 21, 2001, Catalyst send a letter to the Fund to provide notice of its intent to nominate directors for election by the Fund's stockholders at the next annual meeting of the shareholders in accordance with Section 10(a) of the Fund's Bylaws. The two directors nominated are Javier Lozano Alarcon and Xavier Cervantes y Omana. Mr. Alarcon is Chairman of Javier Lozano Asociados, S. C, a telecommunications consulting firm. Mr. Cervantes y Omana is the Chairman and Chief Executive Officer of GMC de Mexico, S.A. de C.V., an international investment company.


Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and
Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a) As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 1,250,900 shares of Common Stock, which represent approximately 2.8% of the issued and outstanding Common Stock of the Fund. As of the date hereof,

         LIL, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 1,192,960 shares of Common Stock, which represents approximately 2.6% of the issued and outstanding shares of the Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge, are the beneficial owners, through Laxey's discretionary authority over the Accounts, of the 232,640 shares of Common Stock held in the Accounts, which represents approximately 0.5% of the issued and outstanding shares of the Common Stock. The Accounts are terminable at any time by the respective third parties, for which the Accounts are held, upon providing written notice to Laxey. In addition, Laxey, together with Kingsnorth and Pegge, are the beneficial owners of 150 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 2,676,650 shares of Common Stock, constituting approximately 5.9% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 1,250,900 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 1,192,960 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 232,640 shares of Common Stock held in the Accounts. In addition, as of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of 150 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 2,676,650 shares of Common Stock, constituting approximately 5.9% of the shares of Common Stock outstanding. No other person identified in
         Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c) Since the last filing on Schedule 13D, the following open market purchases of Common Stock have been made on behalf of the Accounts.

---------------------------------------------------------------------------------------------------------------------
            DATE OF PURCHASE            NUMBER OF SHARES OF COMMON STOCK BOUGHT            PRICE PAID/SHARE
---------------------------------------------------------------------------------------------------------------------
                11/29/01                              130,000                                    $14.90
---------------------------------------------------------------------------------------------------------------------

No separate transactions were undertaken by Catalyst, LIL, Kingsnorth or Pegge during the above time period.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A. Letter, dated December 21, 2001, from Laxey Investors Limited to The Mexico Fund, Inc.

Exhibit B. Letter, dated December 21, 2001, from The Value Catalyst Fund Limited to The Mexico Fund, Inc.

                                   SIGNATURES



         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Dated:  December 21, 2001

                                THE VALUE CATALYST FUND LIMITED


                                By:       /s/ James McCarthy
                                    ------------------------------------
                                         Name:    James McCarthy
                                         Title:   Director


                                LAXEY INVESTORS LIMITED



                                By:       /s/ Andrew Pegge
                                     -----------------------------------
                                         Name:     Andrew Pegge
                                         Title:    Director


                                LAXEY PARTNERS LIMITED



                                By:       /s/ Andrew Pegge
                                     ------------------------------------
                                         Name:     Andrew Pegge
                                         Title:    Director



                                /s/ Colin Kingsnorth
                                -----------------------------------------
                                Colin Kingsnorth




                                /s/ Andrew Pegge
                                -----------------------------------------
                                Andrew Pegge

                                   EXHIBIT A

                       LETTER TO THE MEXICO FUND FROM LIL

                             LAXEY INVESTORS LIMITED
                           c/o Laxey Partners Limited
                         Stanley House, 7-9 Market Hill
                          Douglas, Isle of Man, IM1 2BF
                       Tel: 01624 690900 Fax: 01624 623819
                              www.laxeypartners.com



December 21, 2001


VIA HAND DELIVERY
-----------------
Mr. Samuel Garcia-Cuellar,
Secretary,
The Mexico Fund, Inc.
1775 Eye Street, N.W.
Washington, D.C.  20006-2401

Re:      THE MEXICO FUND, INC.: STOCKHOLDER PROPOSAL NOTICE
---      --------------------------------------------------

Dear Mr. Cuellar,

In accordance with the notice provisions set forth in Section 10(c) of the Bylaws of The Mexico Fund, Inc. (the "Fund") and pursuant to Section 2-504(e) of the Maryland General Corporation Law and Section 10(a) of the Bylaws of the Fund, we hereby request that a proposal to terminate the Investment Advisory and Management Agreement dated December 1, 1990, as amended and restated June 16, 1998, by and between the Fund and Impulsora del Fondo Mexico, S.A. de C.V. (the "Investment Advisory Agreement") be submitted to the Fund's stockholders at the next annual meeting of stockholders. We are the beneficial owners of 1,192,960 shares of the Fund's Common Stock as of December 21, 2001.

Our proposal and supporting statement to be presented to stockholders at the 2002 Annual Meeting is as follows:

         "RESOLVED: The Investment Advisory and Management Agreement between Impulsora del Fondo Mexico, S.A de C.V. and the Fund shall be terminated in accordance with its terms, effective within 60 days after the 2002 Annual Meeting."

SUPPORTING STATEMENT: As significant Fund stockholders, we have a vested interest in the Fund's performance and management decisions relating to stockholder value.

The Fund filed an application with the U.S. Securities and Exchange Commission ("SEC") in March 2001 and is seeking approval for conducting periodic in-kind repurchases of the Fund's outstanding shares each year at 98% of Net Asset Value ("NAV"). The Fund has outlined a proposal to offer a very limited facility to stockholders of approximately 5% annually and we do not believe that the Fund's proposed program, as outlined in the application, provides an adequate facility for the Fund's stockholders. We concur that Fund stockholders desire the opportunity to receive 98% of NAV for their shares. However, the Fund's attempt to limit the required repurchases to approximately 5% annually does not provide meaningful liquidity to the Fund's stockholders and we believe does not address the current wish of stockholders. We believe that a mechanism which would provide liquidity with respect to at least 50% of the Fund's outstanding shares would be supported by the majority of stockholders. Moreover, approval by the SEC of the Fund's application may take a substantial period of time, may require significant changes in the application as submitted by the Fund or may be rejected altogether after an extended review period. We believe it is imperative that the Fund develop a program which can be implemented in a significantly shorter time frame. Since the announcement by the Fund we believe that it is likely there has been a significant change in the stockholder base of the Fund towards stockholders who have reacted to the statements made by the Fund with regard to a repurchase facility at 98% of NAV. Any further delay in implementation of a facility to create substantially greater liquidity for stockholders than the Fund's current 5% proposal is likely to lead to ever more radical restructurings of the Fund. We believe that Impulsora del Fondo Mexico, S.A. de C.V., the current investment advisor ("Impulsora"), has not acted in a manner which would expediently and effectively allow the stockholders of the Fund to maximize their investment. Thus, we seek to terminate the current Investment Advisory Agreement with Impulsora.

                          -END OF SUPPORTING STATEMENT-

Information regarding our addresses, telephone number and ownership of beneficial shares of the Fund is attached hereto as Annex A.

If you would like to discuss this matter further, please do not hesitate to call me.

Sincerely,

LAXEY INVESTORS LIMITED


By:   /s/Andrew Pegge
   ----------------------
Name:    Andrew Pegge
Title:   Director

                                     ANNEX A
                             STOCKHOLDER INFORMATION

The name, address, telephone number and the number of shares of common stock beneficially owned for the stockholder and its investment manager are as follows:

Laxey Investors Limited, a British Virgin Islands company ("LIL"):
------------------------------------------------------------------

LIL is a private investment company formed in March 1999 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands. As of December 21, 2001, LIL is the beneficial owner of 1,192,960 shares of the Fund.

Laxey Partners Limited, an Isle of Man company ("Laxey"):
---------------------------------------------------------

Laxey is the investment manager for LIL, subject to the overall control of the directors of LIL. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF. Their telephone number is 01624-690-900. As of December 21, 2001, Laxey is the beneficial owner of 2,676,650 shares of the Fund.

Colin Kingsnorth, a British citizen ("Kingsnorth"); and Andrew Pegge, a British
-------------------------------------------------------------------------------
citizen ("Pegge")
-----------------

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Their telephone numbers are 0207-349-5566 and 01624-69-0900, respectively. As of December 21, 2001, each of Messrs. Kingsnorth and Pegge is the beneficial owner of 2,676,650 shares of the Fund.

                                   EXHIBIT B

                     LETTER TO THE MEXICO FUND FROM CATALYST

                           VALUE CATALYST FUND LIMITED
                           c/o Laxey Partners Limited
                         Stanley House, 7-9 Market Hill
                          Douglas, Isle of Man, IM1 2BF
                       Tel: 01624 690900 Fax: 01624 623819
                              www.laxeypartners.com





December 21, 2001



VIA HAND DELIVERY
-----------------
Mr. Samuel Garcia-Cuellar
Secretary
The Mexico Fund, Inc.
1775 Eye Street, N.W.
Washington, D.C.  20006-2401

Re:      THE MEXICO FUND, INC.: NOMINATION OF DIRECTORS
---      ----------------------------------------------

Dear Mr. Cuellar,

In accordance with the notice provisions set forth in Section 10(c) of the Bylaws of The Mexico Fund, Inc. (the "Fund") and pursuant to Section 10(a) of the Bylaws of the Fund, Value Catalyst Fund Limited hereby notifies you of our intent to appear in person or by proxy to nominate the following persons for election as Class III Directors at the Fund's 2002 Annual Meeting of Stockholders.

1.       Javier Lozano Alarcon

2.       Xavier Cervantes y Omana

Annex A hereto sets forth information concerning each such nominee that is required to be included in this notice pursuant to Section 10(c) of the Fund's Bylaws.

We are the beneficial holder of 1,250,900 shares of the Fund's Common Stock as of December 21, 2001. Annex B hereto sets forth information concerning our address, telephone number, and beneficial ownership of shares of the Fund.

Although we have no reason to believe that the above-named nominees will not serve if elected, we reserve the right to substitute either of the above-named nominees, prior to the 2002 Annual Meeting of Stockholders, with another nominee of our choosing that possesses the requisite qualifications pursuant to the Fund's Bylaws. In that event, we will provide notice to you as soon as practicable.

We reserve the right to increase the number of nominees we propose in the event that more than two (2) directors will be elected at the Fund's 2002 Annual Meeting of Stockholders.

The Value Catalyst Fund Limited has entered into Indemnification Agreements with each of the nominees indemnifying each of the nominees to the extent permitted under the laws of England with respect to their nomination. The Value Catalyst Fund Limited has also entered into Consulting Agreements with each of the nominees.

Enclosed are copies of letters from each of the above nominees consenting to being named as a nominee in a proxy statement with respect to the election of Class III Directors at the Fund's 2002 Annual Meeting of Stockholders and to serving as a director of the Fund if elected at such meeting. The executed letters are being sent under separate cover.

If any further information is required concerning any of our nominees, please do not hesitate to contact us.


Sincerely,

VALUE CATALYST FUND LIMITED


By: /s/Andrew Pegge
  ------------------
Name:    Andrew Pegge
Title:   Director

                                     ANNEX A
                               NOMINEE INFORMATION

1.       JAVIER LOZANO ALARCON, AGE 39

Business Address:
         Monte Caucaso 915 despacho 602
         Lomas de Chapultepec
         C.P. 11000 Distrito Federal, Mexico
         Telephone: (525) 5202-55-21

Residence Address:
         [Omitted for Edgar filing]

Principal Occupation:
         Chairman of Javier Lozano Asociados, S. C. (telecommunications consulting firm)

Beneficial Ownership or Record Ownership of The Mexico Fund, Inc. by Nominee:
         None.

Other Directorships Held:
         None.

Brief Description of Arrangement or Understandings between Nominee and The Value Catalyst Fund Limited

         Consulting Agreement dated December 20, 2001, by and among The Value Catalyst Fund Limited, Laxey Investors Limited and Javier Lozano Alarcon.

         Indemnification Agreement dated December 20, 2001, by and among The Value Catalyst Fund Limited, Laxey Investors Limited and Javier Lozano Alarcon.

2.       XAVIER CERVANTES Y OMANA, AGE 38

Business Address:
         Bosques De Cidros #46-303
         Bosques de las Lomas
         Distrito Federal, Mexico 05120
         (525) 52-59-14-42 or
         (525) 52-59-42-93

Residence Address:
         [Omitted for Edgar filing]

Principal Occupation:
         Chairman and Chief Executive Officer of GMC de Mexico, S.A. de C.V. (an international investment company)

Beneficial Ownership or Record Ownership of The Mexico Fund, Inc. by Nominee:
         None.

Other Directorships Held:
         Universidad Anahuac, Member of the Board of Trustees (1991-1992)

Brief Description of Arrangement or Understandings between Nominee and The Value Catalyst Fund Limited:

                  Consulting Agreement dated December 20, 2001, by and among The Value Catalyst Fund Limited, Laxey Investors Limited and Xavier Cervantes y Omana.

                  Indemnification Agreement dated December 20, 2001, by and among The Value Catalyst Fund Limited, Laxey Investors Limited and Xavier Cervantes y Omana.

                                     ANNEX B
                             STOCKHOLDER INFORMATION

The name, address, telephone number and the number of shares of common stock beneficially owned for the stockholder and its investment manager is as follows:

The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"):
-----------------------------------------------------------------------

Catalyst is a private investment company formed in May 2000 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. As of December 21, 2001, Catalyst is the beneficial owner of 1,250,900 shares of the Fund.

Laxey Partners Limited, an Isle of Man company ("Laxey"):
---------------------------------------------------------

Laxey is the investment manager for Catalyst, subject to the overall control of the directors of Catalyst. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF. Their telephone number is 01624-690-900. As of December 21, 2001, Laxey is the beneficial owner of 2,676,650 shares of the Fund.

Colin Kingsnorth, a British citizen ("Kingsnorth"); and Andrew Pegge, a British
--------------------------------------------------------------------------------
citizen ("Pegge"):
------------------

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Their telephone numbers are 0207-349-5566 and 01624-69-0900, respectively. As of December 21, 2001, each of Messrs. Kingsnorth and Pegge is the beneficial owner of 2,676,650 shares of the Fund.

December 20, 2001


Mr. Samuel Garcia-Cuellar,
Secretary,
The Mexico Fund, Inc.
1775 Eye Street, N.W.
Washington, D.C.  20006-2401

RE:      WRITTEN CONSENT TO SERVE AS DIRECTOR OF THE MEXICO FUND, INC.
---      -------------------------------------------------------------

Dear Mr. Cuellar,

The undersigned hereby consents to being named by Value Catalyst Fund Limited as a nominee for Director of The Mexico Fund, Inc. (the "Fund") pursuant to Section 10(a) of the Fund's Bylaws and accepts such nomination. The undersigned also hereby confirms his intent to serve as Director of the Fund, if so elected at the Fund's 2002 Annual Meeting of Stockholders, for a term of three (3) years and until the election and qualification of his successor.

Sincerely,



 /s/Javier Lozano Alarcon
---------------------------
Name:    Javier Lozano Alarcon

December 20, 2001


Mr. Samuel Garcia-Cuellar,
Secretary,
The Mexico Fund, Inc.
1775 Eye Street, N.W.
Washington, D.C.  20006-2401

RE:      WRITTEN CONSENT TO SERVE AS DIRECTOR OF THE MEXICO FUND, INC.
---      -------------------------------------------------------------

Dear Mr. Cuellar,

The undersigned hereby consents to being named by Value Catalyst Fund Limited as a nominee for Director of The Mexico Fund, Inc. (the "Fund") pursuant to Section 10(a) of the Fund's Bylaws and accepts such nomination. The undersigned also hereby confirms his intent to serve as Director of the Fund, if so elected at the Fund's 2002 Annual Meeting of Stockholders, for a term of three (3) years and until the election and qualification of his successor.

Sincerely,



 /s/Xavier Cervantes y Omana
----------------------------
Name:    Xavier Cervantes y Omana